

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2011

<u>Via E-mail</u>
Donny Smith
President and Secretary
Segway IV Corp.
213 South Oak Avenue
Owatonna, MN 55060

> **Re: Segway IV Corp.**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Form 10-Q for the quarter ended June 30, 2011**
> **Filed May 16 and August 11, 2011, respectively**
> **File No. 000-30327**

Dear Mr. Smith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services